Exhibit 99.1

Enlivex Receives IMOH Regulatory Authorization for the Initiation of a Multi-Country, Randomized, Controlled Phase I/II Trial Evaluating Allocetra in Up To 160 Patients with Moderate to Severe Knee Osteoarthritis

●	Second study of Allocetra in knee osteoarthritis, following the on-going Phase I/II trial in pre-surgery, end-stage osteoarthritis, that is continuing to enroll patients

Nes-Ziona, Israel, Jan. 17, 2024 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that the Israeli Ministry of Health (IMOH) authorized the initiation of a Company-sponsored multi-country, double-blind, randomized, placebo-controlled Phase I/II trial to evaluate the efficacy, safety and tolerability of Allocetra™ following injections into the target knee joint of up to 160 moderately to severely symptomatic osteoarthritis patients.

The Phase I/II multi-center trial is composed of two stages. The first stage is a safety run-in, open-label dose escalation phase to characterize the safety and tolerability of AllocetraTM injections to the target knee in order to identify the dose and injection regimen for the randomized stage. The second stage is a double-blind, randomized, placebo-controlled stage, which the Company expects to initiate following the completion of the safety run-in stage and confirmation by the safety and tolerability independent Data Safety Monitoring Board. On top of evaluating safety, the blinded randomized stage is statistically-powered to assess the efficacy of AllocetraTM injections into the knee. The primary measurements will be comparisons of joint-pain and joint-function compared to placebo at three months, six months and 12 months.

“Following the enrollment progress of knee osteoarthritis end-stage patients in a Phase I/II investigator-initiated clinical trial, we are now expanding the osteoarthritis vertical to include moderate and severe osteoarthritis patients, who comprise the majority segment of the knee osteoarthritis population” said Einat Galamidi, M.D., Vice President, Medical of Enlivex. “Macrophages are now considered as an emerging therapeutic target in the treatment of osteoarthritis, and the macrophage reprograming mechanism of action of AllocetraTM positions it as a potentially promising therapy for this substantial unmet life-debilitating indication.”

Oren Hershkovitz, Ph.D., CEO of Enlivex said, “As announced in September 2023, we are increasing our focus on inflammatory diseases and specifically pushing forward the osteoarthritis development program. The IMOH approval is an important operational milestone enabling us to continue the evaluation of AllocetraTM safety and efficacy in knee osteoarthritis patients in a statistically-powered, blinded, randomized controlled study.”

ABOUT ALLOCETRA™

Allocetra™ is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com